Filed Pursuant to Rule 433
Registration No. 333-202524
September 30, 2016
FREE WRITING PROSPECTUS
(To Prospectus dated March 5, 2015,
Prospectus Supplement dated March 5, 2015,
Equity Index Underlying Supplement dated March 5, 2015 and
ETF Underlying Supplement dated March 5, 2015)

# HSBC USA Inc.

**Buffered Notes with Fixed Coupons Linked to the Least Performing of the Russell 2000® Index and the iShares® MSCI EAFE ETF**

- ▸ Buffered Notes with Fixed Coupons Linked to the Least Performing of the Russell 2000® Index and the iShares® MSCI EAFE ETF

- ▸ 16-month maturity

- ▸ Monthly coupon payments at a rate of 5% per annum (payable in equal installments at approximately 0.4167% per month)

- ▸ You will not participate in any appreciation in the value of the Russell 2000® Index or the iShares® MSCI EAFE ETF

- ▸ Repayment of principal at maturity if the return of the least performing underlying is greater than or equal to the buffer amount of -22.50%

- ▸ If the reference return of the least performing underlying is less than the buffer amount, you will lose 1.25% of the principal amount for each 1% that the reference return is below the buffer amount, with up to 96.875% of your principal amount at risk

- ▸ All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Buffered Notes with Fixed Coupons (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement, Equity Index Underlying Supplement or ETF Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-15 of this free writing prospectus.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-7 of this document, page S-1 of the accompanying prospectus supplement, page S-2 of the accompanying Equity Index Underlying Supplement and page S-1 of the accompanying ETF Underlying Supplement.

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $980 and $995 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-3 and "Risk Factors" beginning on page FWP-7 of this document for additional information.

| | Price to Public | Underwriting Discount[1] | Proceeds to Issuer |
|---|---|---|---|
| Per Note | $1,000 | | |
| Total | | | |

[1]Neither HSBC USA Inc. nor any of our affiliates will pay any underwriting discount in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-15 of this free writing prospectus.

**The Notes:**

| Are Not FDIC Insured | Are Not Bank Guaranteed | May Lose Value |
|---|---|---|

HSBC ◆

# Buffered Notes with Fixed Coupons
Linked to the Least Performing of the Russell 2000® Index and the iShares® MSCI EAFE ETF

The Notes will have the terms described in this free writing prospectus and the accompanying prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement, Equity Index Underlying Supplement or ETF Underlying Supplement, the terms described in this free writing prospectus shall control. **You should be willing to forgo dividend payments during the term of the Notes and, if the Reference Return of the Least Performing Underlying is less than the Buffer Amount, lose up to 96.875% of your principal at maturity. Even with the coupon payments, your return on the Notes may be negative. In addition, you will not participate in any increase in the value of either Underlying.**

| | |
|---|---|
| **Issuer:** | HSBC USA Inc. |
| **Principal Amount:** | $1,000 per Note |
| **Reference Asset:** | The Russell 2000® Index ("RTY") and the iShares® MSCI EAFE ETF ("EFA") (each, an "Underlying," and together the "Underlyings"). |
| **Trade Date:** | September 30, 2016 |
| **Pricing Date:** | September 30, 2016 |
| **Original Issue Date:** | October 5, 2016 |
| **Final Valuation Date:** | January 31, 2018.  The Final Valuation Date is subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement. |
| **Maturity Date:** | 3 business days after the Final Valuation Date, and is expected to be February 5, 2018.  The Maturity Date is subject to postponement as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement. |
| **Coupon Rate:** | 5% per annum (payable in equal installments at a rate of approximately 0.4167% per month) |
| **Coupon Payment Dates:** | Monthly, on the 5th calendar day of each month during the term of the Notes, beginning on November 5, 2016 and ending on the Maturity Date.  Each Coupon Payment Date is subject to postponement as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement. |
| **Payment at Maturity:** | On the Maturity Date, for each $1,000 in Principal Amount, we will pay you the Final Settlement Value plus the final coupon payment. |
| **Final Settlement Value:** | *If the Reference Return of the Least Performing Underlying is greater than or equal to the Buffer Amount,* you will receive $1,000 per $1,000 in Principal Amount. |
| | *If the Reference Return of the Least Performing Underlying is less than the Buffer Amount*, you will receive a cash payment on the Maturity Date, per $1,000 in Principal Amount, calculated as follows: |
| | $1,000 + [$1,000 × (Reference Return of the Least Performing Underlying + 22.50%) × Downside Leverage Factor]. |
| | For example, if the Reference Return of the Least Performing Underlying is -30%, you will suffer a 9.375% loss and receive 90.625% of the Principal Amount. If the Reference Return of the Least Performing Underlying is less than the Buffer Amount, you will lose some or substantially all of your principal, regardless of the performance of the other Underlying. Even with the coupon payments, your return on the Notes may be negative. |
| **Downside Leverage Factor:** | 1.25 |

| | |
|---|---|
| **Least Performing Underlying:** | The Underlying with the lowest Reference Return. |
| **Reference Return:** | With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows: |

$$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$

| | |
|---|---|
| **Buffer Amount:** | -22.50% |
| **Initial Value:** | The Official Closing Value of the relevant Underlying on the Pricing Date. |
| **Final Value:** | The Official Closing Value of the relevant Underlying on the Final Valuation Date. |
| **Official Closing Value:** | The closing level or closing price, as applicable, of the relevant Underlying on any scheduled trading day as determined by the calculation agent based upon the value displayed on the relevant Bloomberg Professional® service page (with respect to the RTY, "RTY <INDEX>" and with respect to the EFA, "EFA UP <EQUITY>") or, for each Underlying, any successor page on the Bloomberg Professional® service or any successor service, as applicable. With respect to the EFA, its Official Closing Value is subject to adjustment as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying ETF Underlying Supplement. |
| **Form of Notes:** | Book-Entry |
| **Listing:** | The Notes will not be listed on any U.S. securities exchange or quotation system. |
| **CUSIP / ISIN:** | 40433UXC5/US40433UXC51 |
| **Estimated Initial Value:** | The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any." |

*The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.*

## GENERAL

This free writing prospectus relates to an offering of Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify the offering and to reject orders in whole or in part. Although the offering of Notes relates to the Underlyings, you should not construe that fact as a recommendation as to the merits of acquiring an investment in either Underlying or any component security included in either Underlying or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015, the Equity Index Underlying Supplement dated March 5, 2015 and the ETF Underlying Supplement dated March 5, 2015. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement, Equity Index Underlying Supplement or ETF Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-7 of this free writing prospectus, beginning on page S-1 of the prospectus supplement, page S-2 of the Equity Index Underlying Supplement and page S-1 of the ETF Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Equity Index Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014327/v403626_424b2.htm

▸ The ETF Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014329/v403640_424b2.htm

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

# PAYMENT ON THE NOTES

## Payment at Maturity

On the Maturity Date, for each Note you hold, we will pay you the Final Settlement Value plus the final coupon payment. The Final Settlement Value, which is an amount in cash, will be determined as follows:

**If the Reference Return of the Least Performing Underlying is greater than or equal to the Buffer Amount,** you will receive $1,000 per $1,000 in Principal Amount.

**If the Reference Return of the Least Performing Underlying is less than the Buffer Amount,** you will receive a cash payment on the Maturity Date, per $1,000 in Principal Amount, calculated as follows:

$1,000 + [$1,000 × (Reference Return of the Least Performing Underlying Least Performing Underlying + 22.50%) × 1.25]

For example, if the Reference Return of the Least Performing Underlying is -30%, you will suffer a 9.375% loss and receive 90.625% of the Principal Amount. If the Reference Return of the Least Performing Underlying is less than the Buffer Amount, you will lose some or substantially all of your principal, regardless of the performance of the other Underlying. Even with the coupon payments, your return on the Notes may be negative.

## Coupon Payments

On each monthly Coupon Payment Date, for each $1,000 Principal Amount of Notes, you will be paid the coupon payment of (a) $1,000 multiplied by (b) the Coupon Rate.  The expected Coupon Payment Dates are the 5th calendar day of each month during the term of the Notes, beginning on November 5, 2016 and ending on the Maturity Date. If any Coupon Payment Date falls on a day that is not a business day, the related coupon payment will be made on the immediately succeeding business day. In the case of the final Coupon Payment Date that is also the Maturity Date, in the event the Maturity Date is postponed as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement and ETF Underlying Supplement, such final Coupon Payment Date will be postponed until the postponed Maturity Date. In no event, however, will any additional interest accrue on the Notes as a result of any of the foregoing postponements. For information regarding the record dates applicable to the Coupons paid on the Notes, please see the section entitled "Description of Notes — Interest and Principal Payments — Recipients of Interest Payments" beginning on page S-12 in the accompanying prospectus supplement.

## Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

## Reference Sponsor and Reference Issuer

With respect to the RTY, FTSE Russell is the reference sponsor.  With respect to the EFA, iShares, Inc. is the reference issuer.

## INVESTOR SUITABILITY

**The Notes may be suitable for you if:**

▶ You believe the Reference Return of the Least Performing Underlying will not be below the Buffer Amount of -22.50%.

▶ You are willing to make an investment that is exposed to the negative Least Performing Underlying on a 1.25-to-1 basis for each percentage point that its Reference Return is less than the Buffer Amount of -22.50%.

▶ You are willing to invest in the Notes based on the fact that your maximum potential return is the coupon payments being offered with respect to the Notes.

▶ You seek an investment that will pay a periodic coupon.

▶ You are willing to invest in the Notes based on the Coupon Rate of 5% per annum (approximately 0.4167% per month).

▶ You are willing to forgo dividends or other distributions paid on the EFA or the securities included in or held by the Underlyings.

▶ You are willing to accept the risk and return profile of the Notes versus conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the Notes to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

**The Notes may not be suitable for you if:**

▶ You believe that the Reference Return of the Least Performing Underlying will be below the Buffer Amount of -22.50%.

▶ You are unwilling to make an investment that is exposed to the negative Reference Return of the Least Performing Underlying on a 1.25-to-1 basis for each percentage point that its Reference Return is less than the Buffer Amount of -22.50%.

▶ You are unwilling to invest in the Notes based on the fact that your maximum potential return is the coupon payments being offered with respect to the Notes.

▶ You are unwilling to invest in the Notes based on the Coupon Rate of 5% per annum (approximately 0.4167% per month).

▶ You seek an investment that provides a full return of principal.

▶ You prefer a product that provides upside participation in one or both Underlyings, as opposed to the coupon payments being offered with respect to your Notes.

▶ You prefer to receive the dividends or other distributions paid on the EFA or the securities included in or held by the Underlyings.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the Notes to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

# RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement, beginning on page S-2 of the accompanying Equity Index Underlying Supplement and beginning on page S-1 of the accompanying ETF Underlying Supplement. Investing in the Notes is not equivalent to investing directly in the EFA or any of the securities included in or held by either Underlying. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus, prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement, Equity Index Underlying Supplement and ETF Underlying Supplement, including the explanation of risks relating to the Notes described in the following sections:

▶ "— Risks Relating to All Note Issuances" in the prospectus supplement;

▶ "— General Risks Related to Indices" in the Equity Index Underlying Supplement;

▶ "— General Risks Related to Index Funds" in the ETF Underlying Supplement;

▶ "— Securities Prices Generally Are Subject to Political, Economic, Financial, and Social Factors that Apply to the Markets in which They Trade and, to a Lesser Extent, Foreign Markets" in the ETF Underlying Supplement; and

▶ "— Time Differences Between the Domestic and Foreign Markets and New York City May Create Discrepancies in the Trading Level or Price of the Notes" in the ETF Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

**Your investment in the Notes may result in a loss.**

You will be exposed on a leveraged basis to the decline in the Final Value of the Least Performing Underlying from its Initial Value beyond the Buffer Amount of -22.50%. If either of the Underlyings declines by more than 22.50%, you will lose 1.25% of your principal for every 1% decline in the Least Performing Underlying beyond the Buffer Amount. Accordingly, if the Reference Return of the Least Performing Underlying is less than the Buffer Amount, you will lose some or substantially all of your Principal Amount at maturity. Even with the coupon payments, your return on the Notes may be negative.

**You will not participate in any appreciation in the value of either Underlying and your return on the Notes is limited to the Principal Amount plus any accrued coupon.**

The Notes will not pay more than the Principal Amount plus any unpaid coupon payments at maturity. Even if the value of each Underlying appreciates over the term of the Notes, you will not participate in that appreciation. Assuming the Notes are held to maturity, the maximum amount payable with respect to the Notes will not exceed the sum of the Principal Amount plus the coupon payments. Under no circumstances, regardless of the extent to which the value of either Underlying increases, will your return exceed the return represented by the total amount of the coupon payments. In some cases, you may earn significantly less by investing in the Notes than you would have earned by investing in an instrument directly linked to the performance of the EFA, or by investing directly in the securities included in either Underlying.

**The Notes are subject to the credit risk of HSBC USA Inc.**

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity and the coupons payable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

**Your return on the Notes will be based on the Final Return of the Least Performing Underlying.**

Your return will be based on the Final Return of the Least Performing Underlying without regard to the performance of the other Underlying. As a result, you could lose substantially all or some of the Principal Amount if the Reference Return of the Least Performing Underlying is less than the Buffer Amount, even if there is an increase in the value of the other Underlying. This could be the case even if the other Underlying increased by an amount greater than the decrease in the Least Performing Underlying.

**Since the Notes are linked to the Least Performing Underlying, you will be fully exposed to the risk of fluctuations in the value of each Underlying.**

Since the Notes are linked to the Least Performing Underlying, the Notes will be linked to the individual performance of each Underlying. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the values of the Underlyings to the same degree for each Underlying. For example, in the case of Notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these Notes, the individual performance of each of the Underlyings would not be combined to calculate your return and the depreciation of either Underlying would not be mitigated by the appreciation of the other Underlying. Instead, your return would depend on the Least Performing Underlying.

**Changes that affect an Underlying may affect the market value of the Notes and the amount you will receive at maturity.**

The policies of the reference sponsor or reference issuer of the relevant Underlying concerning additions, deletions and substitutions of the constituents comprising such Underlying and the manner in which the reference sponsor or reference issuer takes account of certain changes affecting those constituents included in such Underlying may affect the value of such Underlying. The policies of the reference sponsor or reference issuer with respect to the calculation of the relevant Underlying could also affect the value of such Underlying. The reference sponsor or reference issuer may discontinue or suspend calculation or dissemination of its relevant Underlying. Any such actions could affect the value of the Notes and the Final Settlement Value.

**The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.**

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the payments due on the Notes.

**The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.**

The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

**The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.**

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the values of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

**If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.**

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 3 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

**The Notes lack liquidity.**

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

**Potential conflicts of interest may exist.**

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

**The amount payable on the Notes is not linked to the value of either Underlying at any time other than on the Final Valuation Date.**

The Final Value of each Underlying will be based on its Official Closing Value on the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the value of one or both Underlyings appreciates prior to the Final Valuation Date but then decreases on the Final Valuation Date to a value that is less than its Initial Value by more than 22.50%, the Final Settlement Value will be less, and may be significantly less, than it would have been had the Final Settlement Value been linked to the values of the Underlyings prior to such decrease. Although the actual value of one or both Underlyings on the stated Maturity Date or at other times during the term of the Notes may be higher than its Final Value, the Final Settlement Value will be based solely on the Official Closing Value of each Underlyings on the Final Valuation Date.

**Uncertain tax treatment.**

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

**Small-capitalization risk.**

The RTY tracks companies that may be considered small-capitalization companies. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the level of the RTY may be more volatile than an investment in stocks issued by larger companies. Stock prices of small-capitalization companies may also be more vulnerable than those of larger companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the RTY to track them. In addition, small-capitalization companies are often less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. These companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and competitive strengths than large-capitalization companies, and are more susceptible to adverse developments related to their products.

**Risks associated with non-U.S. companies.**

The values of the EFA depend upon the stocks of non-U.S. companies, and thus involve risks associated with the home countries of those non-U.S. companies. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the securities. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the  EFA and, as a result, the value of the Notes.

**The Notes will not be adjusted for changes in exchange rates.**

Although the equity securities that are held by the EFA are traded in currencies other than U.S. dollars, and your Notes are denominated in U.S. dollars, the amount payable on your Notes at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the currencies in which these non-U.S. equity securities are denominated. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the value of the EFA, and therefore your Notes. The amount we pay in respect of your Notes on the maturity date, if any, will be determined solely in accordance with the procedures described in this free writing prospectus.

**The performance and market value of the EFA during periods of market volatility may not correlate with the performance of the Underlying Index as well as the net asset value per share of the EFA.**

During periods of market volatility, securities underlying the EFA may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the EFA and the liquidity of the EFA may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the EFA. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the EFA. As a result, under these circumstances, the market value of shares of the EFA may vary substantially from the net asset value per share of the EFA. For all of the foregoing reasons, the performance of the EFA may not correlate with the performance of the Underlying Index as well as the net asset value per share of the EFA, which could materially and adversely affect the value of the Notes in the secondary market and/or reduce your payment at maturity.

## ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of either Underlying relative to its Initial Value. We cannot predict the Final Value of either Underlying.  The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Underlyings or the return on your Notes. The return on the Notes may be less than the return that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the hypothetical total payments at maturity on a $1,000 investment in the Notes for a hypothetical range of performance for the Least Performing Underlying from -100% to +100%. The following results are based solely on the assumptions outlined below.  The "Hypothetical Total Return on the Notes" as used below is the number, expressed as a percentage, that results from comparing the sum of the Final Settlement Value and the monthly coupon payments over the term of the Notes to $1,000.  The potential returns described here assume that your Notes are held to maturity. You should consider carefully whether the Notes are suitable to your investment goals.  The following table and examples assume the following:

▶ Principal Amount:          $1,000

▶ Buffer Amount:             -22.50%

▶ Downside Leverage Factor:  1.25

▶ Coupon Rate:               5% per annum (approximately 0.4167% per month)

| Least Performing Underlying's Reference Final Return | Hypothetical Final Settlement Value | Coupon Payments Over the Term of the Notes | Total Payments on the Notes | Hypothetical Total Return on the Notes |
|---|---|---|---|---|
| 100.00% | $1,000.00 | $66.67 | $1,066.67 | 6.667% |
| 80.00% | $1,000.00 | $66.67 | $1,066.67 | 6.667% |
| 60.00% | $1,000.00 | $66.67 | $1,066.67 | 6.667% |
| 40.00% | $1,000.00 | $66.67 | $1,066.67 | 6.667% |
| 30.00% | $1,000.00 | $66.67 | $1,066.67 | 6.667% |
| 20.00% | $1,000.00 | $66.67 | $1,066.67 | 6.667% |
| 15.00% | $1,000.00 | $66.67 | $1,066.67 | 6.667% |
| 10.00% | $1,000.00 | $66.67 | $1,066.67 | 6.667% |
| 0.00% | $1,000.00 | $66.67 | $1,066.67 | 6.667% |
| -5.00% | $1,000.00 | $66.67 | $1,066.67 | 6.667% |
| -10.00% | $1,000.00 | $66.67 | $1,066.67 | 6.667% |
| -15.00% | $1,000.00 | $66.67 | $1,066.67 | 6.667% |
| -20.00% | $1,000.00 | $66.67 | $1,066.67 | 6.667% |
| **-22.50%** | **$1,000.00** | **$66.67** | **$1,066.67** | **6.667%** |
| -25.00% | $968.75 | $66.67 | $1,035.42 | 3.542% |
| -30.00% | $906.25 | $66.67 | $972.92 | -2.708% |
| -40.00% | $781.25 | $66.67 | $847.92 | -15.208% |
| -60.00% | $531.25 | $66.67 | $597.92 | -40.208% |
| -80.00% | $281.25 | $66.67 | $347.92 | -65.208% |
| -100.00% | $31.25 | $66.67 | $97.92 | -90.208% |

The following examples indicate how the total payments on the Notes would be calculated with respect to a hypothetical $1,000 investment in the Notes.

**Example 1: The Reference Return of the Least Performing Underlying is 10%.**

| | |
|---|---|
| Reference Return of the Least Performing Underlying: | 10% |
| **Total Return on the Notes:** | **6.667%** |

Because the Reference Return of the Least Performing Underlying is greater than the Buffer Amount, the Final Settlement Value would be $1,000 per $1,000 in Principal Amount.

Therefore, with the total coupon payments of $66.67 over the term of the Notes, the total payments on the Notes will be $1,066.67 per $1,000 in Principal Amount.

Example 1 shows that on the Maturity Date, you will receive the return of your Principal Amount if the Reference Return of the Least Performing Underlying is greater than the Buffer Amount. In addition, over the term of the Notes, you will receive total coupon payments of $66.67 per $1,000 in Principal Amount, regardless of the performance of the Underlyings.

**Example 2: The Reference Return of the Least Performing Underlying is -5.00%.**

| | |
|---|---|
| Reference Return of the Least Performing Underlying: | -5% |
| **Total Return on the Notes:** | **6.667%** |

Because the Reference Return of the Least Performing Underlying is greater than the Buffer Amount, the Final Settlement Value would be $1,000 per $1,000 in Principal Amount.

Therefore, with the total coupon payments of $66.67 over the term of the Notes, the total payments on the Notes will be $1,066.67 per $1,000 in Principal Amount.

Example 2 shows that on the Maturity Date you will receive the return of your Principal Amount if the Reference Return of the Least Performing Underlying is greater than the Buffer Amount, even if that Reference Return is less than zero. In addition, over the term of the Notes, you will receive total coupon payments of $66.67 per $1,000 in Principal Amount, regardless of the performance of the Underlyings.

**Example 3: The Reference Return of the Least Performing Underlying is -80%.**

| | |
|---|---|
| Reference Return of the Least Performing Underlying: | -80% |
| **Total Return on the Notes:** | **-65.208%** |

Because the Reference Return of the Least Performing Underlying is less than the Buffer Amount of -22.50%, the Final Settlement Value would be $281.25 per $1,000 in Principal Amount, calculated as follows:

$1,000 + [$1,000 × (Reference Return + 22.50%) x 1.25]

= $1,000 + [$1,000 × (-80% + 22.50%) x 1.25]

= $281.25

Therefore, with the total coupon payments of $66.67 over the term of the Notes, the total payments on the Notes will be $347.92 per $1,000 in Principal Amount.

Example 3 shows that you will lose 1.25% of the Principal Amount for every 1% decline in the Least Performing Underlying beyond the Buffer Amount of -22.50%. **YOU MAY LOSE UP TO 96.875% OF THE PRINCIPAL AMOUNT AT MATURITY.** In addition, over the term of the Notes, you will receive total coupon payments of $66.67 per $1,000 in Principal Amount, regardless of the performance of the Underlyings.

# INFORMATION RELATING TO THE REFERENCE ASSET

## The Russell 2000® Index ("RTY")

### Description of the RTY

The RTY is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or NASDAQ, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

The top 5 industry groups by market capitalization as of August 31, 2016 were: Financial Services, Technology, Consumer Discretionary, Producer Durables and Health Care.

***For more information about the RTY, see "The Russell 2000® Index" beginning on page S-36 of the accompanying Equity Index Underlying Supplement.***

### Historical Performance of the RTY

The following graph sets forth the historical performance of the RTY based on the daily historical closing levels from January 1, 2008 through September 27, 2016. We obtained the closing levels below from Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg Professional® service.



The historical levels of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the RTY on the Final Valuation Date.

# The iShares® MSCI EAFE ETF ("EFA")

## Description of the EFA

The EFA seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the European, Australasian, and Far Eastern markets, as measured by the MSCI EAFE® Index, which is the underlying index of the EFA. The returns of the EFA may be affected by certain management fees and other expenses, which are detailed in its prospectus.

As of August 31, 2016, the MSCI EAFE® Index consisted of the following 21 component country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, The Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom.

*For more information about the EFA, see "The iShares® MSCI EAFE Index Fund" beginning on page S-21 of the accompanying ETF Underlying Supplement.*

## Historical Performance of the EFA

The following graph sets forth the historical performance of the EFA based on the daily historical closing prices from January 1, 2008 through September 27, 2016. We obtained the closing prices below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical prices of the EFA should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Value of the EFA on the Final Valuation Date.

| Quarter Begin | Quarter End | Quarterly High (Closing) ($) | Quarterly Low (Closing) ($) | Quarterly Close ($) |
|---|---|---|---|---|
| 1/2/2008 | 3/31/2008 | 78.50 | 68.31 | 71.90 |
| 4/1/2008 | 6/30/2008 | 78.52 | 68.10 | 68.70 |
| 7/1/2008 | 9/30/2008 | 68.70 | 53.08 | 56.30 |
| 10/1/2008 | 12/31/2008 | 56.30 | 35.71 | 44.87 |
| 1/2/2009 | 3/31/2009 | 45.44 | 31.69 | 37.59 |
| 4/1/2009 | 6/30/2009 | 49.04 | 37.59 | 45.81 |
| 7/1/2009 | 9/30/2009 | 55.81 | 43.91 | 54.70 |
| 10/1/2009 | 12/31/2009 | 57.28 | 52.66 | 55.30 |
| 1/4/2010 | 3/31/2010 | 57.96 | 50.45 | 56.00 |
| 4/1/2010 | 6/30/2010 | 58.03 | 46.29 | 46.51 |
| 7/1/2010 | 9/30/2010 | 55.42 | 46.51 | 54.92 |
| 10/1/2010 | 12/31/2010 | 59.46 | 54.25 | 58.23 |
| 1/3/2011 | 3/31/2011 | 61.91 | 55.31 | 60.09 |
| 4/1/2011 | 6/30/2011 | 63.87 | 57.10 | 60.14 |
| 7/1/2011 | 9/30/2011 | 60.80 | 46.66 | 47.75 |
| 10/3/2011 | 12/30/2011 | 55.57 | 46.45 | 49.53 |
| 1/3/2012 | 3/30/2012 | 55.80 | 49.15 | 54.90 |
| 4/2/2012 | 6/29/2012 | 55.51 | 46.55 | 49.96 |
| 7/2/2012 | 9/28/2012 | 55.15 | 47.62 | 53.00 |
| 10/1/2012 | 12/31/2012 | 56.88 | 51.96 | 56.82 |
| 1/2/2013 | 3/29/2013 | 59.89 | 56.82 | 58.98 |
| 4/1/2013 | 6/28/2013 | 63.53 | 57.03 | 57.38 |
| 7/1/2013 | 9/30/2013 | 65.05 | 57.38 | 63.79 |
| 10/1/2013 | 12/31/2013 | 67.06 | 62.71 | 67.06 |
| 1/1/2014 | 3/31/2014 | 68.03 | 62.31 | 67.17 |
| 4/1/2014 | 6/30/2014 | 70.67 | 66.26 | 68.37 |
| 7/1/2014 | 9/30/2014 | 69.25 | 64.12 | 64.12 |
| 10/1/2014 | 12/31/2014 | 64.51 | 59.53 | 60.84 |
| 1/1/2015 | 3/31/2015 | 65.99 | 58.48 | 64.17 |
| 4/1/2015 | 6/30/2015 | 68.42 | 63.49 | 63.49 |
| 7/1/2015 | 9/30/2015 | 65.46 | 56.25 | 57.32 |
| 10/1/2015 | 12/31/2015 | 62.06 | 57.32 | 58.75 |
| 1/1/2016 | 3/31/2016 | 58.75 | 51.38 | 57.13 |
| 4/1/2016 | 6/30/2016 | 59.87 | 52.64 | 55.81 |
| 7/1/2016 | 9/27/2016* | 59.86 | 54.44 | 58.99 |

\* This free writing prospectus includes information for the third calendar quarter of 2016 for the period from July 1, 2016 through September 27, 2016. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2016.

## EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine (i) the accelerated Final Settlement Value due and payable in the same general manner as described in "Final Settlement Value" in this free writing prospectus and (ii) any accrued but unpaid interest payable based upon the Coupon Rate calculated on the basis of a 360-day year consisting of twelve 30-day months. In such a case, the third scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Reference Return for each Underlying.  If a Market Disruption Event exists with respect to an Underlying on that scheduled trading day, then the accelerated Final Valuation Date for that Underlying will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled Final Valuation Date).  The accelerated Maturity Date will be the third business day following such accelerated postponed Final Valuation Date. For the avoidance of doubt, if no market disruption event exists with respect to an Underlying on the scheduled trading day preceding the date of acceleration, the determination of such Underlying's Reference Return will be made on such date, irrespective of the existence of a market disruption event with respect to the other Underlying occurring on such date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes.  For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

## SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes.  Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers or will offer the Notes directly to investors.  HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this free writing prospectus.   Neither HSBC USA Inc. nor any of our affiliates will pay any underwriting discount in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.

## U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, each Note should be treated as a put option written by you (the "Put Option") that permits us to "cash settle" the Put Option, and a deposit with us of cash in an amount equal to the Principal Amount of the Note (the "Deposit") to secure your potential obligation under the Put Option, as described in the accompanying prospectus supplement under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as a Put Option and a Deposit."  We intend to treat the Notes consistent with this approach, and we intend to treat the Deposits as non-contingent debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat each Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes.  Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes.  Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described above. We do not plan to request a ruling from the Internal Revenue Service (the "IRS") regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described in this free writing prospectus.

We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, is or becomes a PFIC or a USRPHC.

*U.S. Holders*.  Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as a Put Option and a Deposit" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus supplement).  For purposes of dividing the annual Coupon Rate of 5% on the Notes among interest on the Deposit and Put Premium, [●]% constitutes interest on the Deposit and [●]% constitutes Put Premium.

*Non-U.S. Holders*. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of Non-U.S. Holders" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus supplement). Because the U.S. federal income tax treatment (including the applicability of withholding) of coupon payments on the Notes is uncertain, the entire amount of the coupon payment will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding. Additionally, recently finalized Treasury Regulations provide that withholding on "dividend equivalent" payments (as discussed in the accompanying prospectus supplement), if any, will not apply to Notes issued before January 1, 2017.

*Foreign Account Tax Compliance Act*. The IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale, exchange, redemption, or other disposition of the Notes will only apply to dispositions after December 31, 2018.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

## TABLE OF CONTENTS



You should only rely on the information contained in this free writing prospectus, the accompanying Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying Equity Index Underlying Supplement, ETF Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

# HSBC USA Inc.

## $ Buffered Notes with Fixed Coupons Linked to the Least Performing of the Russell 2000® Index and the iShares® MSCI EAFE ETF

**September 30, 2016**

## FREE WRITING PROSPECTUS